Filed Pursuant to Rule 424(b)(3)
SB-2 Registration Statement
SEC File No. 333-117786

PROSPECTUS SUPPLEMENT NO. 1
to Prospectus dated April 11, 2007

PRIMAL SOLUTIONS, INC.

This prospectus supplement (“prospectus supplement”) supplements and amends our prospectus dated April 11, 2007, relating to the offer and sale by the selling stockholders identified in such prospectus of up to 27,927,018 shares of our common stock.  We refer to our prospectus dated April 11, 2007 as the “prospectus.”  This prospectus supplement updates certain portions of the prospectus in light of current developments.

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.  This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.  Capitalized terms used in this prospectus supplement but not otherwise defined herein shall have the meanings given to such terms in the prospectus.

Our shares are quoted on the OTC Bulletin Board and on the Pink Sheets under the symbol “PSOL”.  The closing price of the shares as quoted on the OTC Bulletin Board and on the Pink Sheets on November 13, 2007 was $0.05 per share.

You should carefully consider “Risk Factors” beginning on page 5 of the prospectus and page 2 of this prospectus supplement for important information you should consider when determining whether to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 16, 2007

Risk Factors

Special Situations Fund III QP, L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. (collectively “SSF”) could accelerate payment of all principal and interest owed under the 5% Senior Secured Convertible Notes and the adjustable promissory notes related to the liquidated damages owed under the Registration Rights Agreement (collectively, the "Notes").

As of November 6, 2007, there is $1.5 million of principal and $27,000 of accrued interest outstanding under the 5% senior secured convertible notes issued to SSF in a private placement in March 2006 (the “March 2006 Private Placement”). Interest payments are payable semi-annually on the last day of June and December of each year, and began June 30, 2006. The principal and any accrued but unpaid interest on these notes are due March 31, 2008.  Additionally, because the registration statement relating to the March 2006 Private Placement was not declared effective by the agreed-upon date of July 16, 2006, we owe liquidated damages of $119,000 to SSF.  The registration statement was declared effective on December 22, 2006.  We executed five adjustable promissory notes to SSF in the aggregate principal amount of $119,000 to cover total liquidated damages incurred pursuant to the Registration Rights Agreement.

In the event we fail to pay any amount due under the related transaction documents between the Company and SSF within five days of when due, or if we fail to make any required principal payment on indebtedness of $100,000 or more within 10 days of when due, then SSF may elect to declare all unpaid principal and accrued interest under the Notes immediately due and payable.  As of November 6, 2007, the unsecured Spieker Obligation in the amount of $337,000 remained outstanding. Our failure to satisfy the Spieker Obligation allows SSF to elect to declare all unpaid principal and accrued interest under the Notes immediately due and payable.  In the event SSF elects to accelerate payments under the Notes, we may not have sufficient cash to make such payments.  The senior convertible notes are secured by a first priority security interest in all of the Company's assets and failure to make payments under these notes when due could materially adversely affect the Company's operations and financial condition.

Our revenues are generated from a limited number of customers, the loss of any of which could substantially harm our business.

A substantial portion of our revenue has been, and is expected to continue to be, generated from a limited number of customers with large financial commitments. During the three and nine months ended September 30, 2007, the Company had two customers that individually account for more than 10% of our total revenues.  These customers represented approximately 72% and 14%, respectively, of total revenues for the third quarter of 2007 and 64% and 13%, respectively, of total revenues for the first nine months of 2007.

The loss of any customer or failure of an anticipated contract to materialize could cause our business to be harmed.  If a large contract is deferred, expires, or is cancelled pursuant to early termination clauses that enable customers to terminate its contract without cause, and we are unable to replace the resulting loss of revenue associated with a large customer, our operations and financial condition would be materially affected.  As of November 12, 2007, the five-year software license agreement of our largest customer renewed automatically for a one-year period, beginning in December 2007, and remains subject to a right of termination upon thirty day written notice for any or no reason.

Employment and Change of Control Agreements

Effective November 13, 2007, the Company entered into a Third Amended and Restated Employment Agreement (“Employment Amendment”) and a Third Amended and Restated Change of Control Agreement (“CoC Amendment”) with Joseph R. Simrell, its Chief Executive Officer, President and “Acting” Chief Financial Officer.  In addition, on that date the Company entered into a Side Letter Re: Minimum Value of Stock Options in the event of Change of Control (“Side Letter”) with Bob Richardson, its Chief Operating Officer.

 The Employment Amendment amends the Second Amended and Restated Employment Agreement effective as of December 16, 2005 between the Company and Mr. Simrell as follows: (i) extends the term of the employment agreement for a period of one year, until December 31, 2008; (ii) provides for termination pay in addition to payments under the CoC Amendment in the event Mr. Simrell’s employment is terminated on or after the three-month anniversary of the Change of Control; and (iii) making certain other modifications in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

 The CoC Amendment amends the Second Amended and Restated Change of Control Agreement effective as of December 16, 2005 between the Company and Mr. Simrell as follows:  (i) provides that the agreement will expire no later than December 31, 2008; (ii) entitles Mr. Simrell to the Change of Control Payment (as defined therein) in the event of a Change of Control and irrespective of his continued employment; and (iii) makes certain other modifications in order to comply with Section 409A.

 The Side Letter provides that, upon a Change of Control of the Company (as defined in the Side Letter), all outstanding and unvested stock options granted to Mr. Richardson pursuant to his existing non-statutory stock option agreements will automatically accelerate and vest in full.  In the event the net value of such options is less than $289,347 upon the Change of Control, then the company will pay to Mr. Richardson the amount of the shortfall.  The Side Letter expires on December 31, 2008 and terminates automatically upon any earlier termination of Mr. Richardson’s employment.